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19005415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5871 Cheviot Road Suite #4
(No. and Street)

Cincinnati	Ohio	45247
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Fedasch — 513-241-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Investment Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

DALE W. KLOCKE
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regional Investment Services, Inc.

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Regional Investment Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Regional Investment Services, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Regional Investment Services, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regional Investment Services, Inc.'s management. My responsibility is to express an opinion on Regional Investment Services, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Regional Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Regional Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Regional Investment Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 31, 2019

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	25,505
Commissions receivable		5,688
Prepaid expenses		390
		31,583
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	1,645
TOTAL LIABILITIES		1,645
STOCKHOLDERS' EQUITY		
Common stock, no par value;		
850 Shares authorized; 100 Shares issued and outstanding;		12,000
Retained earnings		17,938
TOTAL STOCKHOLDERS' EQUITY		29,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	31,583

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions and fees	$	36,212
TOTAL REVENUE		36,212
EXPENSES		
Commissions		13,171
Occupancy and equipment costs		6,000
Professional fees		7,900
Insurance		1,880
Regulatory fees		4,668
Other operating expenses		2,594
TOTAL OPERATING EXPENSES		36,213
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(1)
Income tax provision		30
NET INCOME (LOSS)	$	(31)
Earnings per share of common stock	$	(0.31)

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total
Balance at beginning of year	$ 12,000	$ 17,969	$ 29,969
Capital contributions	-	-	-
Capital distributions	-	-	-
Net Income (Loss)	-	(31)	(31)
Balance at end of year	$ 12,000	$ 17,938	$ 29,938

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(31)
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
(Increase) decrease in operating assets:		
Commissions receivable		2,317
Prepaid expenses		(205)
Increase (decrease) in operating liabilities:		
Commissions payable		(1,773)
Net Cash Provided by Operating Activities		308
NET INCREASE (DECREASE) IN CASH		308
Cash at beginning of year		25,197
Cash at end of year	$	25,505

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Regional Investment Services, Inc. was formed on January 20, 1999 as a corporation in the state of Ohio. The Firm is a registered securities broker dealer with the Securities and Exchange Commission (SEC) and as a member of the Financial Industry Regulatory Authority (FINRA). The Firm was formed to offer a broad range of investment management services for the investing public within and without Ohio.

b. Revenue Recognition—The Firm recognizes and record commissions and other income on a trade-date basis. Revenue consists of commissions and 12b1 fees on transactions in exchange listed securities, mutual funds and variable annuities.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

e. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2018, there were $5,688 of accrued receivables and $1,645 of accrued payables.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and/or variable annuities only". During the year ended December 31, 2018, there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as a C Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The Firm has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2018. The federal and state income tax returns of the Firm prior to the year ended December 31, 2014 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $25,505. The ratio of aggregate indebtedness to net capital was 6.45%. Net capital in excess of the minimum required was $19,505.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

REGIONAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	29,938
less nonallowable assets from Statement of Financial Condition		4,433
Net capital before haircuts on securities positions		25,505
Haircuts on securities		-
Net Capital	$	25,505
Aggregate Indebtedness	$	1,645
Net capital required based on aggregate indebtedness (6-2/3%)		110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	20,505
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggreate indebteness		165
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	19,505
Percentage of Aggregate Indebtedness to Net Capital		6.45%

Regional Investment Services, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Regional Investment Services Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Regional Investment Services, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and Regional Investment Services Inc. stated that Regional Investment Services Inc. met the identified exemption provisions throughout the past fiscal year ending December 31, 2018 without exception. Regional Investment Services Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
January 31, 2019

REGIONAL INVESTMENT SERVICES, INC.

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Regional Investment Services, Inc. (RIS) (CRD 46929, SEC file 8-51588) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

It is to the best knowledge and belief that Regional Investment Services, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2018 without exception.

Jerry Fedasch

President

Dated January 15 2019

5871 Cheviot Road, #4
Cincinnati, OH 45247

PHONE 513-241-5555
FAX 513-721-3322
EMAIL
jerry@riffleinsurance,com

Regional Investment Services, Inc.

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Regional Investment Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Regional Investment Services, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Regional Investment Services, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regional Investment Services, Inc.'s management. My responsibility is to express an opinion on Regional Investment Services, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Regional Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Regional Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Regional Investment Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 31, 2019

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	25,505
Commissions receivable		5,688
Prepaid expenses		390
		31,583

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	1,645
TOTAL LIABILITIES		1,645
STOCKHOLDERS' EQUITY		
Common stock, no par value;		
850 Shares authorized; 100 Shares issued and outstanding;		12,000
Retained earnings		17,938
TOTAL STOCKHOLDERS' EQUITY		29,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	31,583

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions and fees	$	36,212
TOTAL REVENUE		36,212
EXPENSES		
Commissions		13,171
Occupancy and equipment costs		6,000
Professional fees		7,900
Insurance		1,880
Regulatory fees		4,668
Other operating expenses		2,594
TOTAL OPERATING EXPENSES		36,213
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(1)
Income tax provision		30
NET INCOME (LOSS)	$	(31)
Earnings per share of common stock	$	(0.31)

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total
Balance at beginning of year	$ 12,000	$ 17,969	$ 29,969
Capital contributions	-	-	-
Capital distributions	-	-	-
Net Income (Loss)	-	(31)	(31)
Balance at end of year	$ 12,000	$ 17,938	$ 29,938

REGIONAL INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(31)
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
(Increase) decrease in operating assets:		
Commissions receivable		2,317
Prepaid expenses		(205)
Increase (decrease) in operating liabilities:		
Commissions payable		(1,773)
Net Cash Provided by Operating Activities		308
NET INCREASE (DECREASE) IN CASH		308
Cash at beginning of year		25,197
Cash at end of year	$	25,505

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Regional Investment Services, Inc. was formed on January 20, 1999 as a corporation in the state of Ohio. The Firm is a registered securities broker dealer with the Securities and Exchange Commission (SEC) and as a member of the Financial Industry Regulatory Authority (FINRA). The Firm was formed to offer a broad range of investment management services for the investing public within and without Ohio.

b. Revenue Recognition—The Firm recognizes and record commissions and other income on a trade-date basis. Revenue consists of commissions and 12b1 fees on transactions in exchange listed securities, mutual funds and variable annuities.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

e. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2018, there were $5,688 of accrued receivables and $1,645 of accrued payables.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and/or variable annuities only". During the year ended December 31, 2018, there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as a C Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The Firm has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2018. The federal and state income tax returns of the Firm prior to the year ended December 31, 2014 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $25,505. The ratio of aggregate indebtedness to net capital was 6.45%. Net capital in excess of the minimum required was $19,505.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

REGIONAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	29,938
less nonallowable assets from Statement of Financial Condition		4,433
Net capital before haircuts on securities positions		25,505
Haircuts on securities		-
Net Capital	$	25,505
Aggregate Indebtedness	$	1,645
Net capital required based on aggregate indebtedness (6-2/3%)		110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting bròker or dealer		5,000
Excess Net Capital	$	20,505
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggreate indebteness		165
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	19,505
Percentage of Aggregate Indebtedness to Net Capital		6.45%

Regional Investment Services, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Regional Investment Services Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Regional Investment Services, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and Regional Investment Services Inc. stated that Regional Investment Services Inc. met the identified exemption provisions throughout the past fiscal year ending December 31, 2018 without exception. Regional Investment Services Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
January 31, 2019

REGIONAL INVESTMENT SERVICES, INC.

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Regional Investment Services, Inc. (RIS) (CRD 46929, SEC file 8-51588) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

It is to the best knowledge and belief that Regional Investment Services, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2018 without exception.

Jerry Fedasch

President

Dated January 15 2019

5871 Cheviot Road, #4
Cincinnati, OH 45247

PHONE 513-241-5555
FAX 513-721-3322
EMAIL jerry@riffleinsurance,com